# Chadwick Energy Consulting, Inc.

Mr. Randy Griffin, CEO
Mesa Energy Holdings, Inc.
5220 Spring Valley Road, Suite 525
Dallas, Texas 75254

March 24, 2011

Re: YE 2010 SEC Reserve Report for Mesa Energy, Inc.

Mr. Griffin,

At the request of Mesa Energy Holdings, Inc., Chadwick Energy Consulting, Inc. has performed an independent analysis to determine the proved reserves as of December 31, 2010 attributable to Mesa. The report was prepared using the guidelines set forth in the United States Securities and Exchange Commission (SEC) Regulation S-X, Rule 210.4-10.

The proved net reserves as of December 31, 2010 for the evaluated properties were 122,986 Mcf of gas. There were no proved oil or condensate reserves. The total undiscounted future cash flow attributable to the properties was $196,914 and the before tax present worth discounted at 10% per annum was $149,355. All reserves were classified as proved developed producing. There were no proved developed non-producing, proved developed shut-in, proved developed behind-pipe or proved undeveloped reserves attributable to Mesa Energy Holdings, Inc.'s interest. All of the proved reserves are attributable to the Java Field located in Wyoming County, New York. There are no proved reserves associated with the Coal Creek Field located in Sequoyah County, Oklahoma.

The text of the report contains a discussion of the evaluated properties and the procedures used in determining their value in accordance with SEC regulations. Maps, work sheets and other data used in the analysis will be maintained in our files for your future use. If you have any questions, please do not hesitate to contact us at your convenience.

Very truly yours,

Chadwick Energy Consulting, Inc.



Jeffrey A. Chadwick, President

12320 Winns Church Road, Glen Allen, VA 23059 (804) 878-6614

**Purpose of Report**

At the request of Mesa Energy Holdings, Inc. (Mesa), Chadwick Energy Consulting, Inc. (CECI) was retained to provide an independent determination of the proved reserves attributable to Mesa as of December 31, 2010. The analysis requested was to be performed using United States Securities and Exchange Commission (SEC) guidelines. The results and a discussion of that analysis are provided herein.

**Proved Reserve Definitions**

The following definitions were used in the determination of proved reserves.

*(excerpted from SEC Regulation S-X, Rule 210.4-10)*

Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible—from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations—prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.

(i) The area of the reservoir considered as proved includes:

(A) The area identified by drilling and limited by fluid contacts, if any, and

(B) Adjacent undrilled portions of the reservoir that can, with reasonable certainty, be judged to be continuous with it and to contain economically producible oil or gas on the basis of available geoscience and engineering data.

(ii) In the absence of data on fluid contacts, proved quantities in a reservoir are limited by the lowest known hydrocarbons (LKH) as seen in a well penetration unless geoscience, engineering, or performance data and reliable technology establishes a lower contact with reasonable certainty.

(iii) Where direct observation from well penetrations has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves may be assigned in the structurally higher portions of the reservoir only if geoscience, engineering, or performance data and reliable technology establish the higher contact with reasonable certainty.

(iv) Reserves which can be produced economically through application of improved recovery techniques (including, but not limited to, fluid injection) are included in the proved classification when:

(A) Successful testing by a pilot project in an area of the reservoir with properties no more favorable than in the reservoir as a whole, the operation of an installed program in the reservoir or an analogous reservoir, or other evidence using reliable technology establishes the reasonable certainty of the engineering analysis on which the project or program was based; and

(B) The project has been approved for development by all necessary parties and entities, including governmental entities.

(v) Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the 12-month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions.

**Reserve Classification**

As of 12/31/2010 all remaining proved reserves attributable to Mesa's interests are categorized as proved producing. There were no proved shut-in, proved behind-pipe or proved undeveloped reserves.

**Property Description**

As of December 31, 2010 Mesa owned working interests in two wells in the Coal Creek Field located in Sequoyah County, Oklahoma and 19 wells in the Java Field located in Wyoming County, New York.

*Coal Creek Field* – Mesa owns a 35% working interest in the Cook #1-22 well and a 25% working interest in the Gipson #1-23 well. Both wells are operated by Wentworth Operating Company of Edmond, Oklahoma. The reservoir pressures in both wells are low and this has caused production to be hindered. As a result there is not sufficient gas production from either well to meet the definition of proved reserves as defined in SEC Regulation S-X, Rule 210.4-10. Therefore, there are no proved reserves for the Coal Creek Field attributable to Mesa.

*Java Field* - Mesa owns a 100% working interest in the Java Field, located in a currently producing project that includes 19 existing natural gas wells on approximately 3,235 mineral acres "held by production" (HBP), two tracts of land totaling approximately 36 acres and two pipeline systems including a 12.4 mile pipeline and gathering system that serves the existing wells as well as a 2.5 mile system with a tap into another major public line. The Java Field currently has 17 wells completed in the Medina Sand, a Lower Silurian Sandstone formation at a depth of about 3,000 feet and 2 wells completed in the Marcellus Shale Formation at depths less than 2,000 feet.

## Data Considerations

*For the remainder of this report all information pertains to the Java Field since there are no proved reserves attributable to the Coal Creek Field.*

All of the data and information needed to make a determination of proved reserves was provided to CECI by Mesa and was accepted as fact. There was no cause for the reviewer to independently verify the validity of the data provided since the information correlated well to data from similar fields in which the reviewer has reserve estimation experience.

The Java Field was purchased by Mesa during 2009. Historical production data from the field is very limited and was not made available to CECI. However, it was reported by Mesa that cumulative production over the previous 30 year period was approximately 700 MMcf from the 19 wells now owned by Mesa. For this reason CECI assumed a starting cumulative production of 700 MMcf at 12/31/2009. The exact amount of cumulative production is not pertinent to the estimation of reserves in this case but does help to validate that production from the Medina Sand is nearing depletion.

Production from the Java Field is curtailed routinely. The sale of gas from the Java Field is restricted to an average of 18 days per month. During those times the wells produce against a line pressure of about 80 psig. Additionally, preference has been given since June, 2010 to producing the two Marcellus wells (Ludwig #1 and Residorf #1) when production is allowed to flow from the field. This has caused the 17 Medina wells to flow at very low rates or to only be flowed for house gas usage during this time. This has been done in an effort to gather meaningful production data for the Ludwig #1 and Reisdorf #1 wells so that the reserve potential of the Marcellus Shale in the Java Field can be assessed. For the seven months that the Marcellus wells were flowed there was no decline in production (see Figure 1).


Figure 1. Java Field Gas Sales - Marcellus Wells Only
Sales (Mcf)
1500
1000
500
0
Jan-10
Feb-10
Apr-10
Jun-10
Jul-10
Sep-10
Oct-10
Dec-10
Production Month

Mesa receives revenues from other operators who flow gas through their gathering system but none of these proceeds was included in this evaluation. Additionally, since the only hydrocarbon sales from the Java Field are from natural gas production there are no additional revenues attributable to the proved developed producing reserves.

**Forecasting Methodology**

*Medina Wells*
Decline curve analysis is the preferred method of estimating proved producing reserves for Medina wells that are of the same vintage as those in the Java Field, but since there was no historical production data available prior to 2009 a different method had to be used. The monthly sales volumes were charted (see Figure 2) to determine if a production decline since 2009 could be established and, as seen, there is none present. Consequently CECI had to rely on past experience estimating reserves from Medina wells that were of similar vintage and production rates. It is CECI's opinion that, if there was sufficient volume available in the sales line to produce the Medina wells without curtailment, the production would follow a constant percentage decline rate of 4% per year.


Figure 2. Java Field Gas Sales - Medina Wells Only
1,500
1,000
500
0
Sales (Mcf)
Dec-08
Mar-09
Jul-09
Oct-09
Jan-10
May-10
Aug-10
Nov-10
Production Month

Since the Medina wells were curtailed to allow the Marcellus wells to produce preferentially, and it is uncertain as to the time if and when additional pipeline volume will become available, it is not accurate to use the most current rates to begin the forecast of future production volumes. As an alternative, production was forecast as a total field rate to include the Marcellus wells. The forecasting assumptions are detailed below.

When forecasting production from the Medina wells no additional shrinkage was factored in and there is no associated oil or condensate production.

*Marcellus Wells*
Two of the wells in the field, the Ludwig #1 and the Reisdorf #1, were recompleted to the Marcellus shale Formation during 2010. A volumetric calculation of reserves was performed for each well based on the well log and pressure information available and by applying recovery factors and drainage areas consistent with vertical gas shale wells in other basins at similar depths. Using this methodology the recoverable reserves were calculated to be 43 MMcf and 45 MMcf for the Ludwig #1 and Reisdorf #1 wells, respectively. When there is sufficient production history available and an established production decline can be determined the calculation of proved reserves will be adjusted as necessary for these wells.

*Total Field Production Forecast*
Figure 3 shows the total gas sales from the Java Field from all 19 wells. The forecast of future production from the Java Field was made on a total field basis because of three reasons: (1) there is no apparent production decline in the Marcellus Shale production yet, (2) the Medina wells have been curtailed to preferentially produce the Marcellus wells, and (3) the production from the field was restricted to an average of 18 days per month. Because of these reasons it is anticipated that production will remain at current rates until either the Marcellus wells begin to decline or additional pipeline volume comes available. Since these points in time cannot be predicted it is the opinion of CECI that production will remain at relatively constant levels for a period of two years before declining. After that time production should follow a relatively shallow hyperbolic decline (est. 20% in year 1) until it reaches 4% per year, then it will continue to decline at a rate of 4% per year. This reflects the combination of the new Marcellus production (that will experience a relatively steep hyperbolic decline) and the mature Medina production (that will experience a very shallow constant percentage decline). The beginning rate of production and gas sales from the Java Field was assumed to be 1,672 Mcf per month, which was the average recorded for the last six months of 2010.


Figure 3. Java Field Gas Sales - All Wells
Sales (Mcf)
2,000
1,500
1,000
500
0
Dec-08
Mar-09
Jul-09
Oct-09
Jan-10
May-10
Aug-10
Nov-10
Production Month

## Economic Assumptions

*(Excerpted from SEC Regulation S-X, Rule 201.4-10)* Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the 12-month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions.

The gas sold by Mesa from the Java Field had an unweighted average sales price of $4.62 per Mcf during 2010. The gas sales contract is tied to Nymex with no contractual future escalation factors. Therefore, this average price was held constant for the remaining economic life of the field.

No capital costs have been included to plug and abandon the wells since the wells in the Java Field all have free gas clauses which are currently being exercised. Historically ownership has transferred to the land owner at the point when a well becomes uneconomic for the operator to continue producing the well. This eliminates the need for the producer to plug and abandon the well, thereby saving the related expenses.

There are no production sales or severance taxes in New York but each well is charged an ad valorem tax twice a year. These taxes were $2040 per year for the field as reported by Mesa and were included in the analysis. Lease operating expenses were $2,190 per month during 2010 which covers the cost of a well tender to manage the operation of the field and any other variable expenses (which have been negligible).

The cash flows in this report were determined on an annual basis and were discounted using various interest rates and were compounded annually. Cash flows resulting from production for each year were assumed to occur at the middle of each year in which the hydrocarbons were produced.

A summary of the results of the economic analysis performed can be found in Appendix A.

## Limitations

This evaluation was completed according to industry standards for projects of this type. The data provided was not verified for accuracy and was accepted as factual. It should be recognized that the data used to reach the conclusions presented was somewhat limited and not of the quality that yields highly accurate results. It is quite possible that actual results may be materially different than what has been presented. In no way does Chadwick Energy Consulting, Inc. represent or guarantee that the results presented will be achieved.

**Disclosures**

CECI has performed this evaluation independently and represents that it has no direct ownership in any of the Java Field properties owned by Mesa. CECI further represents that it meets the qualifications set forth by the Society of Petroleum Evaluation Engineers to be considered a qualified reserve estimator.

As of the time of this report it should be noted that Jeffrey A. Chadwick, President of CECI, was serving on the advisory Board of Mesa. It is the opinion of CECI that this did not present a material conflict of interest nor has it served to invalidate the independent nature of this report.

Chadwick Energy Consulting, Inc.

Jeffrey A. Chadwick, President

**APPENDIX A**

# ECONOMIC SUMMARY

**PROVED DEVELOPED PRODUCING RESERVES AS OF 12/31/2010**
**JAVA FIELD, WYOMING COUNTY, NEW YORK**
**INTERESTS ATTRIBUTABLE TO MESA ENERGY HOLDINGS, INC.**

| Year | Gross Oil (BBL) | Gross Gas (MSCF) | Net Oil (BBL) | Net Gas (MSCF) | Oil Price ($/BBL) | Gas Price ($/MSCF) | Oil & Gas Revenue ($) | Other Revenue ($) | Total Revenue ($) |
|---|---|---|---|---|---|---|---|---|---|
| 2011 | 0 | 20075 | 0 | 15659 | - | $ 4.62 | 72342 | 0 | 72342 |
| 2012 | 0 | 20075 | 0 | 15659 | - | $ 4.62 | 72342 | 0 | 72342 |
| 2013 | 0 | 16060 | 0 | 12527 | - | $ 4.62 | 57874 | 0 | 57874 |
| 2014 | 0 | 13651 | 0 | 10648 | - | $ 4.62 | 49193 | 0 | 49193 |
| 2015 | 0 | 12149 | 0 | 9477 | - | $ 4.62 | 43782 | 0 | 43782 |
| 2016 | 0 | 11177 | 0 | 8718 | - | $ 4.62 | 40279 | 0 | 40279 |
| 2017 | 0 | 10507 | 0 | 8195 | - | $ 4.62 | 37862 | 0 | 37862 |
| 2018 | 0 | 9981 | 0 | 7786 | - | $ 4.62 | 35969 | 0 | 35969 |
| 2019 | 0 | 9532 | 0 | 7435 | - | $ 4.62 | 34351 | 0 | 34351 |
| 2020 | 0 | 9151 | 0 | 7138 | - | $ 4.62 | 32977 | 0 | 32977 |
| 2021 | 0 | 8785 | 0 | 6852 | - | $ 4.62 | 31657 | 0 | 31657 |
| 2022 | 0 | 8434 | 0 | 6578 | - | $ 4.62 | 30391 | 0 | 30391 |
| 2023 | 0 | 8096 | 0 | 6315 | - | $ 4.62 | 29176 | 0 | 29176 |
| Total | 0 | 157674 | 0 | 122986 | | | 568194 | 0 | 568194 |
| Ultimate | 0 | 857674 | | | | | | | |

| Year | Total Revenue ($) | Production Taxes ($) | Ad Valorem Taxes ($) | Fixed LOE ($) | Variable LOE ($) | Total Oper. Expenses ($) | Undisc. Net Cash Flow ($) | 10% Disc. Net Cash Flow ($) | Cum. 10% Disc. Net Cash Flow ($) |
|---|---|---|---|---|---|---|---|---|---|
| 2011 | 72342 | 0 | 2280 | 26280 | 0 | 28560 | 43782 | 41745 | 41745 |
| 2012 | 72342 | 0 | 2280 | 26280 | 0 | 28560 | 43782 | 37950 | 79695 |
| 2013 | 57874 | 0 | 2280 | 26280 | 0 | 28560 | 29314 | 23099 | 102793 |
| 2014 | 49193 | 0 | 2280 | 26280 | 0 | 28560 | 20633 | 14780 | 117574 |
| 2015 | 43782 | 0 | 2280 | 26280 | 0 | 28560 | 15222 | 9913 | 127486 |
| 2016 | 40279 | 0 | 2280 | 26280 | 0 | 28560 | 11719 | 6938 | 134424 |
| 2017 | 37862 | 0 | 2280 | 26280 | 0 | 28560 | 9302 | 5007 | 139431 |
| 2018 | 35969 | 0 | 2280 | 26280 | 0 | 28560 | 7409 | 3625 | 143056 |
| 2019 | 34351 | 0 | 2280 | 26280 | 0 | 28560 | 5791 | 2576 | 145632 |
| 2020 | 32977 | 0 | 2280 | 26280 | 0 | 28560 | 4417 | 1786 | 147417 |
| 2021 | 31657 | 0 | 2280 | 26280 | 0 | 28560 | 3097 | 1139 | 148556 |
| 2022 | 30391 | 0 | 2280 | 26280 | 0 | 28560 | 1831 | 612 | 149168 |
| 2023 | 29176 | 0 | 2280 | 26280 | 0 | 28560 | 616 | 187 | 149355 |
| Total | 568194 | 0 | 29640 | 341640 | 0 | 371280 | 196914 | 149355 | 149355 |

Total number of producing wells: 19

Present Worth Profile ($)

| | |
|---|---|
| PW @ 0% | 196914 |
| PW @ 5% | 169694 |
| PW @ 10% | 149355 |
| PW @ 15% | 133670 |
| PW @ 20% | 121244 |